Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

March 1, 2024

Via EDGAR CORRESPONDENCE

Valerie J. Lithotomos, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Square Investments Trust - Sphere 500 Climate Fund

            File No. 333-276825

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the registration statement filed on February 1, 2024 (the “Proxy Statement/Prospectus”) on Form N-14 for the Sphere 500 Climate Fund (the “Fund”), a series of North Square Investments Trust (the “Registrant”). You provided the Staff’s comments to Colin Hill, Esq., by telephone on February 29, 2024.

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. Where applicable, revisions indicated in response to your comments will be reflected in a subsequent Rule 497 filing. All capitalized terms not defined herein have the meaning given to them in the Proxy Statement/Prospectus.

Comment 1

Provide the proxy card which will be used to solicit proxies with respect to the Reorganization contemplated by the Proxy Statement/Prospectus.

Response 1

A form of proxy card is provided with this response.

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Comment 2

The shareholder letter in the Proxy Statement/Prospectus states that the “Acquiring Fund may experience lower expenses over time due to reduced service provider expenses.” Please supplementally explain how the lower service provider expenses would occur.

Response 2

As noted in the Proxy Statement/Prospectus, the Acquiring Fund is expected to be subject to lower service provider fees based on the Adviser’s analysis of the applicable service provider fee schedules.

Comment 3

The term “Fund” and “Funds” are used throughout the Proxy Statement/Prospectus, please confirm that such usage does not create confusion as to which Fund is being referred to.

Response 3

Confirmed. The Registrant confirms its belief that such usage throughout the Proxy Statement/Prospectus does not create confusion as to which Fund is being referred to.

Comment 4

Confirm that when the MDP Board reviewed the proposal contemplated by the Proxy Statement/Prospectus and unanimously approved the proposal that such approval included the requisite number of independent members of the MDP Board.

Response 4

Confirmed. As noted in the Proxy Statement/Prospectus, the MDP Board is comprised solely of trustees who are not interested persons of MDP within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”).

Comment 5

Confirm whether the Acquiring Fund will request shareholder approval to adopt a Shareholder Servicing Plan.

Response 5

The Acquired Fund’s Shareholder Servicing Plan allows the Fund to make payments to financial intermediaries and other service providers for shareholders in return for shareholder servicing and maintenance of shareholder accounts. Like the Acquired Fund, the Acquiring Fund intends to adopt a similar shareholder servicing plan with an identical authorized fee rate. The Acquiring Fund’s shareholder servicing plan will not be adopted pursuant to Rule 12b-1 under the 1940 Act and therefore does not require approval by shareholders.

Comment 6

Under the third paragraph of the “HOW DO THE FUNDS’ FEES AND EXPENSES COMPARE?” section, confirm that the first sentence will be updated to disclose that the shareholder fees and annual fund operating expenses that shareholders may pay are also applicable to selling shares.

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Response 6

Confirmed. The sentence will be revised to read as follows: “The following tables allow you to compare the shareholder fees and annual fund operating expenses as a percentage of the aggregate daily net assets of the Acquired Fund that you may pay for buying, holding and selling shares of the Acquired Fund to those of the Acquiring Fund.”

Comment 7

Confirm that there is no line item for shareholder servicing plan fees in the fee table under the “HOW DO THE FUNDS’ FEES AND EXPENSES COMPARE?” section because a Shareholder Servicing Plan is not currently activated.

Response 7

Confirmed. As noted in the Proxy Statement/Prospectus, the Acquired Fund has adopted a Shareholder Servicing Plan that provides for a shareholder servicing fee of up to 0.10%. The Acquired Fund’s Shareholder Servicing Plan is currently inactive. The Acquiring Fund intends to adopt a similar shareholder servicing plan with an identical authorized fee rate.

Comment 8

Confirm accounting comments from Mr. Jason Fox will be/have been addressed.

Response 8

Confirmed. The Registrant confirms that accounting comments from Mr. Fox have been addressed.

Comment 9

The “Comparison of shareholder rights” section should highlight the material differences in shareholder rights between the two Funds, per Item 4(a) of Form N-14. The section should not direct shareholders to read the governing documents of the Funds. Please highlight the differences between the shareholder rights under the governing documents.

Response 9

The Registrant respectfully declines to revise the existing disclosure. As disclosed in the Proxy Statement/Prospectus, there are no material differences between the rights of shareholders under the governing state laws of MDP and NSIT, although there are some differences in the rights provided for in the respective governing instruments of these entities, certain of which are described for shareholders in tabular form in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus refers shareholders to the availability of the documents for further inspection.

Comment 10

The Shareholder Liability portion of the chart under the “Comparison of shareholder rights” section states that the “Trustees shall have the power… to cause each Shareholder…to pay directly, in advance or arrears, for charges of the Trust’s transfer, shareholder servicing or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends owed such Shareholder and/or by reducing the number of Shares in the account of such Shareholder.”

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Because this gives the authority for shareholders of the Trust to be held personally liable, please either bold this language or disclose this in the introduction to the “Comparison of shareholder rights” section.

Response 10

Confirmed. The Registrant will bold the requested language. The Registrant notes that this provision is contained in NSIT’s Agreement and Declaration of Trust under the section entitled “Payment of Expenses by Shareholders,” is permissible in this limited context and appears to be a common provision in organizational documents of Delaware domiciled registered investment companies.

Comment 11

In relation to the above comment, please confirm that Delaware law allows for shareholders to be required to pay such charges.

Response 11

The Registrant will confirm that Delaware law allows for such a provision in the Trust’s Agreement and Declaration of Trust and make any changes as appropriate.

Comment 12

Under the “Federal Income Tax Consequences” section please show where the effect of any capital loss carryforward or capital gain distributions on the Acquired Fund are shown or describe such effects.

Response 12

Confirmed. The Registrant will revise the “Federal Income Tax Consequences” section accordingly.

Comment 13

Confirm that broker non-votes will not be counted for purposes of a determining a quorum at the shareholder meeting.

Response 13

Confirmed. As disclosed in the Proxy Statement/Prospectus, there will not be any broker non-votes at the Meeting.

Comment 14

Confirm that the Acquired Fund is the accounting survivor.

Response 14

Confirmed. The Proxy Statement/Prospectus discloses that the Acquired Fund will be the accounting survivor following the Reorganization.

Comment 15

Confirm whether the shareholder meeting may be adjourned if there is a quorum but not enough yes votes on the Proposal.

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Response 15

Confirmed. As disclosed in the Proxy Statement/Prospectus, if a quorum is present but sufficient votes in favor of the Proposal have not been obtained, then the persons named as proxies may propose and vote for one or more adjournments of the Meeting with respect to the Acquired Fund.

If you have any questions or need further information, please call me at 202-737-8833.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

Enclosure

cc:        C. Hill, Esq.

K. Jacoppo-Wood, Esq.

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